SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 29, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Second Quarter Results 2024”, dated July 29, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of July 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Subsequent events

[]

Quarterly report

Q2 2024

Philips delivers strong order intake growth in the second quarter, margin improvement and sales growth; reiterates full-year outlook

Amsterdam, July 29, 2024

Second-quarter highlights

  Group sales amounted to EUR 4.5 billion, with comparable sales growth of 2%
  Comparable order intake increased by 9%
  Income from operations EUR 816 million, including EUR 538 million insurance income*)
  Adjusted EBITA margin increased to 11.1% of sales
  Operating cash inflow of EUR 89 million, with a free cash outflow of EUR 64 million

Roy Jakobs, CEO of Royal Philips:

“I am encouraged by our return to order intake growth this quarter, primarily driven by North America. Within a challenging macro environment we achieved strong margin improvement, supported by our productivity program, solid operational cashflow due to improved working capital management and comparable sales growth in line with our plan.

Performance improvement was driven by progress on our execution priorities and industry-leading innovations. These included FDA-cleared AI tools within our next-generation cardiovascular ultrasound platform to increase automation and productivity.

We continue to focus on enhancing execution, improving end-to-end supply chain resilience and increasing agility and productivity through simplifying our operating model. Patient safety and quality remains our number one priority."

Group and segment performance

Group comparable sales increased 2%, on the back of strong growth in Q2 2023. Growth in mature and growth geographies was partly offset by the decline in China. Comparable order intake grew 9% in the quarter and 3% in the first half of 2024, reflecting quarterly unevenness in the order-intake pattern. China remains a fundamentally attractive growth market with strong underlying demand while the government’s anti-corruption measures continued to impact short-term hospital order lead times.

Adjusted EBITA margin for the group increased to 11.1% compared with 10.1% in Q2 2023, with improvement across all businesses. Free cash outflow was EUR 64 million and included payments of EUR 415 million in connection with the Respironics economic loss settlement in the US, partly offset by initial receipt from insurers of EUR 150 million.

In the quarter S&P Global Ratings and Moody’s Ratings upgraded their credit ratings outlook for Philips to stable. Philips now has stable outlooks for its strong credit ratings across all main global credit rating agencies. The relevant reports and additional credit ratings information can be found here.

Diagnosis & Treatment comparable sales increased 4%, on the back of double-digit growth in Q2 2023, with growth across Image Guided Therapy and Precision Diagnosis. Adjusted EBITA margin improved to 12.2%, mainly driven by improved sales, pricing and productivity measures.

Connected Care comparable sales increased 2%, driven by strong growth in Enterprise Informatics, while Monitoring comparable sales growth was flat on the back of strong double-digit growth in Q2 2023. Adjusted EBITA margin improved to 8.8%, mainly driven by productivity measures and pricing.

Personal Health comparable sales increased 2% globally, driven by sales growth outside of China. Adjusted EBITA margin improved to 16.9%, mainly driven by operational improvements and productivity measures.

Productivity

Total productivity savings of EUR 195 million in the quarter: operating model savings of EUR 57 million, procurement savings of EUR 71 million, and other programs' savings of EUR 67 million.

Outlook

Philips reiterates its confidence in delivering the 2025 plan, acknowledging that uncertainties remain. For the full year 2024, Philips continues to expect 3-5% comparable sales growth, an Adjusted EBITA margin of 11-11.5%, and free cash flow of EUR 0.9-1.1 billion.

The outlook excludes the potential impact of the ongoing Philips Respironics-related legal proceedings, including the investigation by the US Department of Justice.

Customer, innovation and ESG highlights

  Philips signed multi-year partnerships for monitoring and image-guided therapy with several university hospitals in the Netherlands and will provide patient monitors for the new Grand Hôpital de Charleroi in Belgium, as well as roll out its ePatch and AI-driven analytics platform across 14 hospitals in Spain.
  Philips secured customer wins in the US including a major multi-year strategic partnership with Bon Secours Mercy Health, one of the country’s largest health systems, standardizing innovative patient monitoring solutions across its 49 hospitals, driving better patient outcomes and reducing burdens on staff.
  Reinforcing its #1 global position in cardiovascular ultrasound, Philips is launching its next-generation AI-enabled cardiovascular ultrasound platform with new FDA-cleared AI tools integrated into the company’s EPIQ CVx and Affiniti CVx ultrasound system to advance cardiovascular imaging and increase automation and productivity.
  Demonstrating its innovation leadership in minimally invasive treatments, Philips announced the first implant of the Duo Venous Stent System following pre-market approval from the US FDA. The system’s flexible design allows clinicians to better treat patients with deep venous disease.
  Philips unveiled a series of consumer health innovations in the Greater China market, meeting key consumer needs across the region. This includes the launch of the first medical-grade Philips Lumea 8000 Series IPL hair removal device with cooling technology, the limited-edition Transformers-themed 5000, 7000 and 9000 series shavers, and the new Sonicare 5300 power toothbrush.
  S&P recognized Philips as a leader in ESG as one of the first ‘Light green’ scores in their newly launched Climate Transition Assessment. Philips was also included in the ‘FTSE4Good’ ESG index, and NGO Health Care Without Harm confirmed that Philips meets its Climate Excellence Standard for Health Care Suppliers.
  Philips won 43 Red Dot design awards, including special recognition for LumiGuide, the company’s 3D medical device guidance solution that’s paving the way for radiation-free minimally invasive surgery.

Capital allocation

In the second quarter, Philips completed the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, and canceled the 4,437,164 shares acquired this year. Philips also distributed a dividend of EUR 0.85 per common share in the form of shares only, resulting in the issuance of 30,860,582 new common shares. Following the distribution of dividend and the cancellation of shares, the total number of issued shares amounts to 939,939,384 common shares. More information is available via this link.

Conference call and video webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results and Philips’ plan to create value with sustainable impact. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home.

Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2023 sales of EUR 18.2 billion and employs approximately 68,700 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

related to Respironics product liability claim.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q2 2023	Q2 2024
Sales	4,470	4,462
Nominal sales growth	7%	0%
Comparable sales growth1)	9%	2%
Comparable order intake2)	(8)%	9%
Income from operations	221	816
as a % of sales	4.9%	18.3%
Financial income (expenses), net	(68)	(68)
Investments in associates, net of income taxes	(37)	(93)
Income tax (expense) benefit	(42)	(345)
Income from continuing operations	74	311
Discontinued operations, net of income taxes	-	141
Net income	74	452
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	0.07	0.33
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.27	0.30
Net income attributable to shareholders3) (in EUR) - diluted	0.07	0.48
EBITA1)	292	876
as a % of sales	6.5%	19.6%
Adjusted EBITA1)	453	495
as a % of sales	10.1%	11.1%
Adjusted EBITDA1)	681	733
as a % of sales	15.2%	16.4%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.
  Comparable sales increased by 2%, driven by growth across all segments. The Diagnosis & Treatment segment recorded mid-single-digit growth, whereas the Connected Care and the Personal Health segments showed low-single-digit growth.
  Income from operations increased to EUR 816 million, mainly driven by an increase in earnings and the EUR 538 million insurance income related to the Respironics product liability claims.
  Adjusted EBITA increased to EUR 495 million and the margin improved to 11.1%, with improvement across all segments.
  Restructuring, acquisition-related and other items amounted to a net gain of EUR 381 million, compared with a loss of EUR 161 million in Q2 2023. Q2 2024 includes EUR 538 million of insurance income related to the Respironics product liability claims, EUR 101 million of restructuring and acquisition-related charges, EUR 30 million for Respironics field-action running costs and Quality actions, and EUR 26 million related to the Respironics consent decree.
  Investments in associates includes impairments and share of results of associates.
  Total income tax expense was a net EUR 202 million mainly due to higher income. Continued operations reflected a EUR 345 million tax expense due to higher income and de-recognition of deferred tax assets on the carryforward losses in the US. Discontinued operations included a tax benefit of EUR 143 million relating to tax audit settlements of prior years.
  Net income increased, mainly driven by higher earnings and insurance income related to the Respironics product liability claims, partly offset by higher tax expenses.

Sales per geographic area1)

in millions of EUR unless otherwise stated

			% change
	Q2 2023	Q2 2024	nominal	comparable2)
Western Europe	913	937	3%	4%
North America	1,924	1,944	1%	1%
Other mature geographies	428	376	(12)%	(6)%
Mature geographies	3,265	3,257	0%	1%
Growth geographies	1,205	1,205	0%	3%
Philips Group	4,470	4,462	0%	2%
1) Sales per geographic area is reported based on country of destination. 2) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Comparable sales in Growth geographies increased by 3%, including the decline in China.

Cash and cash equivalents balance in millions of EUR

	Q2 2023	Q2 2024
Beginning cash balance	1,128	1,402
Free cash flow1)	5	(64)
Net cash flows from operating activities	135	89
Net capital expenditures	(131)	(153)
Other cash flows from investing activities	(39)	(10)
Treasury shares transactions	(89)	(113)
Changes in debt	(54)	587
Dividend paid to shareholders	(1)	(1)
Other cash flow items	(17)	5
Net cash flows from discontinued operations	27	-
Ending cash balance	960	1,807
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Net cash flows from operating activities decreased, mainly due to the payments of EUR 415 million in connection with the Respironics economic loss settlement in the US, partly offset by initial receipt from insurers of EUR 150 million.
  Treasury shares transactions includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, and was completed on April 12, 2024, and the related withholding tax.
  Changes in debt in Q2 2024 mainly included the new bond issuance of EUR 700 million, partly offset by debt repayments.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	March 31, 2024	June 30, 2024
Long-term debt	6,597	7,137
Short-term debt	1,140	1,129
Total debt	7,737	8,265
Cash and cash equivalents	1,402	1,807
Net debt	6,335	6,458
Shareholders' equity	11,359	11,884
Non-controlling interests	33	35
Group equity	11,392	11,919
Net debt : group equity ratio1)	36:64	35:65
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	Q2 2023	Q2 2024
Sales	2,115	2,174
Sales growth
Nominal sales growth	9%	3%
Comparable sales growth1)	12%	4%
Income from operations	163	211
as a % of sales	7.7%	9.7%
EBITA1)	185	234
as a % of sales	8.7%	10.8%
Adjusted EBITA1)	225	265
as a % of sales	10.6%	12.2%
Adjusted EBITDA1)	280	314
as a % of sales	13.2%	14.4%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 4%, on the back of strong double-digit growth in Q2 2023, with growth across Image Guided Therapy and Precision Diagnosis.
  Mature geographies showed high-single-digit growth, driven by North America. This was partly offset by Growth geographies, mainly due to China.
  Adjusted EBITA increased to EUR 265 million and the margin improved to 12.2%, mainly driven by sales growth, pricing actions and productivity measures.
  Restructuring, acquisition-related and other items amounted to EUR 31 million, compared with EUR 40 million in Q2 2023. In Q3 2024, restructuring, acquisition-related and other items are expected to total approximately EUR 10 million.

Connected Care

Key data

in millions of EUR unless otherwise stated

	Q2 2023	Q2 2024
Sales	1,327	1,332
Sales growth
Nominal sales growth	4%	0%
Comparable sales growth1)	6%	2%
Income from operations	(39)	558
as a % of sales	(2.9)%	41.9%
EBITA1)	6	589
as a % of sales	0.5%	44.2%
Adjusted EBITA1)	100	117
as a % of sales	7.5%	8.8%
Adjusted EBITDA1)	160	190
as a % of sales	12.1%	14.3%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 2%, driven by strong growth in Enterprise Informatics, while Monitoring comparable sales growth was flat on the back of strong double-digit growth in Q2 2023.
  Mature geographies showed low-single-digit growth, and Growth geographies showed mid-single-digit growth.
  Adjusted EBITA increased to EUR 117 million and the margin improved to 8.8%, driven by productivity measures and pricing actions.
  Restructuring, acquisition-related and other items amounted to a net gain of EUR 471 million, compared with a loss of EUR 95 million in Q2 2023. Q2 2024 includes EUR 538 million of insurance income related to Respironics product liability claims, EUR 24 million for Respironics field-action running costs and Quality actions, and EUR 26 million related to the Respironics consent decree. In Q3 2024, restructuring, acquisition-related and other items are expected to total approximately EUR 95 million.

Personal Health

Key data

in millions of EUR unless otherwise stated

	Q2 2023	Q2 2024
Sales	836	834
Sales growth
Nominal sales growth	1%	0%
Comparable sales growth1)	3%	2%
Income from operations	107	120
as a % of sales	12.8%	14.4%
EBITA1)	109	124
as a % of sales	13.0%	14.9%
Adjusted EBITA1)	112	141
as a % of sales	13.4%	16.9%
Adjusted EBITDA1)	135	163
as a % of sales	16.1%	19.5%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 2%, driven by an increase in Growth geographies despite a decline in China.
  Adjusted EBITA increased to EUR 141 million and the margin improved to 16.9%, driven by operational improvements and productivity measures.
  Restructuring, acquisition-related and other items amounted to EUR 17 million in Q2 2024. In Q3 2024, restructuring, acquisition-related and other items are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q2 2023	Q2 2024
Sales	191	121
Income from operations	(10)	(73)
EBITA1)	(7)	(70)
Adjusted EBITA1) of:	17	(28)
IP Royalties	120	56
Innovation	(41)	(26)
Central costs	(59)	(53)
Other	(4)	(5)
Adjusted EBITDA1)	105	67
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales decreased by EUR 70 million, mainly due to phasing of royalty income within the year.
  Adjusted EBITA decreased by EUR 45 million, mainly due to lower royalty income, partly offset by cost savings.
  Restructuring, acquisition-related and other items amounted to EUR 42 million, compared with EUR 24 million in Q2 2023. In Q3 2024, restructuring and other items are expected to total approximately EUR 10 million.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 13.5, Reconciliation of non-IFRS information, of the Annual Report 2023 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group's performance. Effective Q1 2024, Philips has revised the order intake policy for the software business. Refer to Forward-looking statements and other important information.

Sales growth composition

in %

	Q2 2024				January to June
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2024 versus 2023
Diagnosis & Treatment	2.8%	0.1%	1.4%	4.2%	1.8%	(0.4)%	2.3%	3.7%
Connected Care	0.4%	1.0%	0.7%	2.0%	(2.2)%	1.0%	1.6%	0.4%
Personal Health	(0.2)%	0.0%	2.4%	2.2%	(0.6)%	0.0%	3.2%	2.5%
Philips Group	(0.2)%	0.4%	1.3%	1.5%	(0.4)%	0.2%	2.1%	1.9%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q2		January to June
	2023	2024	2023	2024
Net income	74	452	(591)	(546)
Discontinued operations, net of income taxes	-	(141)	2	(142)
Income from continuing operations	74	311	(589)	(688)
Income from continuing operations attributable to non-controlling interests	(2)	(2)	(2)	(2)
Income from continuing operations attributable to shareholders1)	72	309	(591)	(690)
Adjustments for:
Amortization and impairment of acquired intangible assets	72	60	145	133
Restructuring and acquisition-related charges	66	101	290	152
Other items:	95	(483)	739	606
Respironics litigation provision			575	982
Respironics insurance income		(538)		(538)
Respironics field-action running costs	51	31	106	72
Respironics consent decree charges		26		47
Quality actions	28	(1)	47	33
Remaining items	16	(1)	12	10
Net finance expenses	11	10	15	19
Tax impact of adjusted items and tax-only adjusting items	(51)	289	(142)	303
Adjusted income from continuing operations attributable to shareholders1)	264	287	456	522
Earnings per common share:
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.07	0.33	(0.62)	(0.74)
Adjusted income from continuing operations attributable to shareholders2) per common share (EUR) - diluted	0.27	0.30	0.48	0.56
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2024
Net income	452
Discontinued operations, net of income taxes	(141)
Income tax	345
Investments in associates, net of income taxes	93
Financial expenses	88
Financial income	(20)
Income from operations	816	211	558	120	(73)
Amortization and impairment of acquired intangible assets	60	23	31	4	3
EBITA	876	234	589	124	(70)
Restructuring and acquisition-related charges	101	25	18	17	41
Other items:	(483)	6	(489)		1
Respironics insurance income	(538)		(538)
Respironics field-action running costs	31		31
Respironics consent decree charges	26		26
Quality actions	(1)	6	(7)
Remaining items	(1)		(2)		1
Adjusted EBITA	495	265	117	141	(28)
Depreciation, amortization and impairment of fixed assets and other intangible assets	282	52	72	25	132
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(44)	(3)	-	(4)	(38)
Adjusted EBITDA	733	314	190	163	67

January to June 2024
Net income	(546)
Discontinued operations, net of income taxes	(142)
Income tax	449
Investments in associates, net of income taxes	94
Financial expenses	182
Financial income	(45)
Income from operations	(8)	357	(507)	236	(94)
Amortization and impairment of acquired intangible assets	133	45	74	7	6
EBITA	125	402	(433)	243	(88)
Restructuring and acquisition-related charges	152	44	35	18	55
Other items:	606	6	589		11
Respironics litigation provision	982		982
Respironics insurance income	(538)		(538)
Respironics field-action running costs	72		72
Respironics consent decree charges	47		47
Quality actions	33	6	27
Remaining items	10		(1)		11
Adjusted EBITA	882	452	191	261	(21)
Depreciation, amortization and impairment of fixed assets and other intangible assets	505	100	133	51	221
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(45)	(3)	-	(4)	(38)
Adjusted EBITDA	1,342	549	324	308	162

Q2 2023
Net income	74
Discontinued operations, net of income taxes	-
Income tax	42
Investments in associates, net of income taxes	37
Financial expenses	84
Financial income	(16)
Income from operations	221	163	(39)	107	(10)
Amortization and impairment of acquired intangible assets	72	22	45	3	2
EBITA	292	185	6	109	(7)
Restructuring and acquisition-related charges	66	30	10	2	24
Other items:	95	10	85		-
Respironics field-action running costs	51		51
Quality actions	28		28
Remaining items	16	10	6		-
Adjusted EBITA	453	225	100	112	17
Depreciation, amortization and impairment of fixed assets and other intangible assets	232	56	64	24	89
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(4)	-	(3)		-
Adjusted EBITDA	681	280	160	135	105

January to June 2023
Net income	(591)
Discontinued operations, net of income taxes	2
Income tax	27
Investments in associates, net of income taxes	53
Financial expenses	177
Financial income	(31)
Income from operations	(362)	336	(756)	203	(145)
Amortization and impairment of acquired intangible assets	145	44	90	7	4
EBITA	(217)	380	(667)	210	(140)
Restructuring and acquisition-related charges	290	95	58	7	129
Other items:	739	11	729	(1)	-
Respironics litigation provision	575		575
Respironics field-action running costs	106		106
Quality actions	47		47
Remaining items	12	11	2	(1)	-
Adjusted EBITA	812	486	121	216	(11)
Depreciation, amortization and impairment of fixed assets and other intangible assets	470	106	120	47	196
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(25)	(3)	(3)		(19)
Adjusted EBITDA	1,256	589	238	264	166

Composition of free cash flow

in millions of EUR

	Q2		January to June
	2023	2024	2023	2024
Net cash flows from operating activities	135	89	337	(82)
Net capital expenditures	(131)	(153)	(216)	(318)
Purchase of intangible assets	(9)	(28)	(52)	(64)
Expenditures on development assets	(51)	(55)	(98)	(108)
Capital expenditures on property, plant and equipment	(88)	(76)	(161)	(158)
Proceeds from disposals of property, plant and equipment	18	6	95	12
Free cash flow	5	(64)	121	(400)

Philips semi-annual report 2024

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2023. The semi-annual report for the six months ended June 30, 2024, consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and the responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2024, which have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2024, gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 29, 2024

Board of Management

Roy Jakobs

Abhijit Bhattacharya

Marnix van Ginneken

Management report Philips performance

Key data

in millions of EUR unless otherwise stated

	January to June
	2023	2024
Sales	8,636	8,600
Nominal sales growth	7%	0%
Comparable sales growth1)	8%	2%
Comparable order intake2)	(7)%	3%
Income from operations	(362)	(8)
as a % of sales	(4.2)%	(0.1)%
Financial income (expenses), net	(147)	(137)
Investments in associates, net of income taxes	(53)	(94)
Income tax benefit (expense)	(27)	(449)
Income from continuing operations	(589)	(688)
Discontinued operations, net of income taxes	(2)	142
Net income	(591)	(546)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	(0.62)	(0.74)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.48	0.56
Net income attributable to shareholders3) (in EUR) - diluted	(0.62)	(0.59)
EBITA1)	(217)	125
as a % of sales	(2.5)%	1.5%
Adjusted EBITA1)	812	882
as a % of sales	9.4%	10.3%
Adjusted EBITDA1)	1,256	1,342
as a % of sales	14.5%	15.6%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.
  Comparable sales increased by 2%, mainly driven by mid-single-digit growth in Diagnosis & Treatment and low-single-digit growth in Personal Health. Connected Care growth was flat.
  Income from operations increased by EUR 354 million, mainly driven by higher earnings, lower restructuring costs and EUR 538 million of insurance income related to the Respironics product liability claims, which was partly offset by a higher provision in relation to the Respironics litigation.
  Adjusted EBITA increased to EUR 882 million and the margin improved to 10.3%.
  Restructuring, acquisition-related and other items amounted to EUR 758 million, compared with EUR 1,029 million in the first half of 2023. The first half of 2024 included EUR 982 million for the Respironics litigation provision, EUR 538 million of Respironics insurance income related to the product liability claims, EUR 105 million for Respironics field-action running costs and Quality actions, and EUR 47 million related to the Respironics consent decree. The first half of 2023 included a Respironics litigation provision of EUR 575 million.
  Investments in associates includes impairments and share of results of associates.
  Total income tax expense was a net EUR 307 million. Continued operations reflected a EUR 449 million tax expense due to higher income and de-recognition of deferred tax assets in the US. Discontinued operations included a tax benefit of EUR 142 million relating to tax audit settlements of prior years.
  Net income increased in comparison with the first half of 2023, mainly driven by higher earnings, insurance income related to the Respironics product liability claims and lower restructuring costs, offset by higher tax expenses and higher provisions.

Cash and cash equivalents balance

in millions of EUR

	January to June
	2023	2024
Beginning cash balance	1,172	1,869
Free cash flow1)	121	(400)
Net cash flows from operating activities	337	(82)
Net capital expenditures	(216)	(318)
Other cash flows from investing activities	(143)	(19)
Treasury shares transactions	(89)	(208)
Changes in debt	(76)	560
Dividend paid to shareholders	(1)	(1)
Other cash flow items	(48)	23
Net cash flows from discontinued operations	23	(17)
Ending cash balance	960	1,807
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Net cash flows from operating activities decreased, mainly due to the payments of EUR 415 million in connection with the Respironics economic loss settlement in the US, partly offset by initial receipt from insurers of EUR 150 million.
  Net capital expenditures were higher in the first half of 2024 as cash proceeds from the sale of real estate were favorably impacting the first half of 2023.
  Other cash flows from investing activities mainly includes cash payments related to minority investments. The cash outflows in the first half of 2024 were lower, as a result of a cash payment with respect to foreign exchange derivative contracts impacting the first half of 2023.
  Treasury shares transactions includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, and was completed on April 12, 2024, and the related withholding tax.
  Changes in debt in the first half of 2024 mainly included the new bond issuance of EUR 700 million, partly offset by debt repayments.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2023	June 30, 2024
Long-term debt	7,035	7,137
Short-term debt	654	1,129
Total debt	7,689	8,265
Cash and cash equivalents	1,869	1,807
Net debt	5,820	6,458
Shareholders' equity	12,028	11,884
Non-controlling interests	33	35
Group equity	12,061	11,919
Net debt : group equity ratio1)	33:67	35:65
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  The net debt-to-group equity ratio increased, mainly due to the new bond issuance and net loss in the first half of 2024.

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	January to June
	2023	2024
Sales	4,125	4,200
Sales growth
Nominal sales growth	12%	2%
Comparable sales growth1)	14%	4%
Income from operations	336	357
as a % of sales	8.1%	8.5%
EBITA1)	380	402
as a % of sales	9.2%	9.6%
Adjusted EBITA1)	486	452
as a % of sales	11.8%	10.8%
Adjusted EBITDA1)	589	549
as a % of sales	14.3%	13.1%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 4% on the back of double-digit growth in the first half of 2023, with growth across Image Guided Therapy and Precision Diagnosis.
  Comparable sales in Mature geographies showed mid-single-digit growth, with strong contributions from all regions. Growth geographies showed low-single-digit growth, mainly driven by Latin America.
  Adjusted EBITA decreased to EUR 452 million and the margin decreased to 10.8%, as improvements due to sales growth, pricing actions and productivity measures were more than offset by the normalization of the product mix and a value adjustment on current assets.
  Restructuring, acquisition-related and other items amounted to EUR 50 million, compared with EUR 106 million in the first half of 2023.

Connected Care

Key data

in millions of EUR unless otherwise stated

	January to June
	2023	2024
Sales	2,553	2,497
Sales growth
Nominal sales growth	4%	(2)%
Comparable sales growth1)	5%	0%
Income from operations	(756)	(507)
as a % of sales	(29.6)%	(20.3)%
EBITA1)	(667)	(433)
as a % of sales	(26.1)%	(17.3)%
Adjusted EBITA1)	121	191
as a % of sales	4.7%	7.6%
Adjusted EBITDA1)	238	324
as a % of sales	9.3%	13.0%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales were flat as the double-digit growth in Enterprise Informatics was offset by a decline in Monitoring on the back of strong double-digit growth in the first half of 2023.
  Mature geographies showed low-single-digit growth, driven by double-digit growth in Western Europe, offset by a low-single-digit decline in North America. Comparable sales in Growth geographies declined due to China.
  Adjusted EBITA increased to EUR 191 million and the margin improved to 7.6%, driven by productivity measures, pricing actions and mix effects.
  Restructuring, acquisition-related and other items were EUR 624 million, compared with EUR 787 million in the first half of 2023. The first half of 2024 includes EUR 982 million for the Respironics litigation provision, EUR 538 million of insurance income related to the Respironics product liability claims, EUR 99 million for Respironics field-action running costs and Quality actions, and EUR 47 million related to the Respironics consent decree.

Personal Health

Key data

in millions of EUR unless otherwise stated

	January to June
	2023	2024
Sales	1,634	1,624
Sales growth
Nominal sales growth	(2)%	(1)%
Comparable sales growth1)	(1)%	3%
Income from operations	203	236
as a % of sales	12.4%	14.5%
EBITA1)	210	243
as a % of sales	12.9%	15.0%
Adjusted EBITA1)	216	261
as a % of sales	13.2%	16.1%
Adjusted EBITDA1)	264	308
as a % of sales	16.2%	19.0%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 3%, mainly driven by a mid-single-digit increase in Growth geographies and a low-single-digit increase in Mature geographies.
  Adjusted EBITA was EUR 261 million and the margin amounted to 16.1%, driven by operational improvements and productivity measures.
  Restructuring, acquisition-related and other items amounted to EUR 18 million.

Other

Key data

in millions of EUR unless otherwise stated

	January to June
	2023	2024
Sales	323	279
Income from operations	(145)	(94)
EBITA1)	(140)	(88)
Adjusted EBITA1) of:	(11)	(21)
IP Royalties	179	145
Innovation	(80)	(47)
Central costs	(104)	(114)
Other	(6)	(4)
Adjusted EBITDA1)	166	162
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales decreased by EUR 44 million, mainly due to phasing of royalty income within the year.
  Adjusted EBITA decreased by EUR 10 million, mainly due to lower royalty income, partly offset by cost savings.
  Restructuring, acquisition-related and other items amounted to EUR 66 million, compared with EUR 129 million in the first half of 2023.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q2		January to June
	2023	2024	2023	2024
Sales	4,470	4,462	8,636	8,600
Cost of sales	(2,508)	(2,473)	(4,920)	(4,796)
Gross margin	1,961	1,989	3,717	3,804
Selling expenses	(1,112)	(1,127)	(2,191)	(2,223)
General and administrative expenses	(157)	(158)	(315)	(294)
Research and development expenses	(468)	(424)	(996)	(843)
Other business income	9	539	23	549
Other business expenses	(12)	(3)	(600)	(1,000)
Income from operations	221	816	(362)	(8)
Financial income	16	20	31	45
Financial expenses	(84)	(88)	(177)	(182)
Investments in associates, net of income taxes	(37)	(93)	(53)	(94)
Income before taxes	116	656	(562)	(239)
Income tax (expense) benefit	(42)	(345)	(27)	(449)
Income from continuing operations	74	311	(589)	(688)
Discontinued operations, net of income taxes	-	141	(2)	142
Net income	74	452	(591)	(546)

Attribution of net income
Net income attributable to shareholders1)	72	451	(593)	(548)
Net income attributable to non-controlling interests	2	2	2	2
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group

Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q2		January to June
	2023	2024	2023	2024
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands)1):
Basic	951,028	934,003	951,374	935,446
Diluted	977,401	941,774	951,374	935,446
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR)1)
Income from continuing operations	0.08	0.33	(0.62)	(0.74)
Income from discontinued operations	0.00	0.15	0.00	0.15
Net income	0.08	0.48	(0.62)	(0.59)
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR)1)
Income from continuing operations	0.07	0.33	(0.62)	(0.74)
Income from discontinued operations	0.00	0.15	0.00	0.15
Net income	0.07	0.48	(0.62)	(0.59)
1) Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

Amounts may not add up due to rounding.

Condensed statements of comprehensive income

In millions of EUR

	Q2		January to June
	2023	2024	2023	2024
Net income for the period	74	452	(591)	(546)

Pensions and other post-employment plans:
Income tax effect on remeasurements	-	1	1	4

Financial assets fair value through OCI:
Net current-period change, before tax	9	2	2	(3)
Income tax effect on net current-period change	-	4	-	4
Total of items that will not be reclassified to Income statement	8	8	3	6

Currency translation differences:
Net current-period change, before tax	(130)	91	(390)	389
Income tax effect on net current-period change	-	(5)	-	(5)
Reclassification adjustment for (gain) loss realized		(1)		(1)

Cash flow hedges:
Net current-period change, before tax	21	6	28	26
Income tax effect on net current-period change	(4)	1	(6)	(2)
Reclassification adjustment for (gain) loss realized	(4)	(11)	(4)	(19)
Total of items that are or may be reclassified to Income Statement	(117)	82	(372)	389

Other comprehensive income for the period	(109)	90	(369)	395

Total comprehensive income for the period	(35)	542	(960)	(151)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	(36)	540	(961)	(154)
Non-controlling interests	1	2	1	3

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

In millions of EUR

	December 31, 2023	June 30, 2024
Non-current assets:
Property, plant and equipment	2,483	2,466
Goodwill	9,876	10,153
Intangible assets excluding goodwill	3,190	3,173
Non-current receivables	193	156
Investments in associates	381	289
Other non-current financial assets	619	622
Non-current derivative financial assets	3	10
Deferred tax assets	2,627	2,375
Other non-current assets	93	93
Total non-current assets	19,466	19,337

Current assets:
Inventories	3,491	3,612
Other current financial assets	3	6
Other current assets	500	648
Current derivative financial assets	45	61
Income tax receivable	220	105
Current receivables	3,733	3,831
Assets classified as held for sale	79	66
Cash and cash equivalents	1,869	1,807
Total current assets	9,940	10,138
Total assets	29,406	29,474

Equity:
Shareholders' equity	12,028	11,884
Common shares	183	188
Capital in excess of par value	5,827	6,597
Reserves	879	1,580
Other	5,139	3,519
Non-controlling interests	33	35
Group equity	12,061	11,919

Non-current liabilities:
Long-term debt	7,035	7,137
Non-current derivative financial liabilities	3	2
Long-term provisions	1,035	961
Deferred tax liabilities	71	73
Non-current contract liabilities	469	446
Non-current tax liabilities	390	132
Other non-current liabilities	54	43
Total non-current liabilities	9,058	8,795

Current liabilities:
Short-term debt	654	1,129
Current derivative financial liabilities	40	42
Income tax payable	83	163
Accounts payable	1,917	1,850
Accrued liabilities	1,887	1,485
Current contract liabilities	1,809	1,816
Short-term provisions	1,463	1,956
Dividend payable	11
Liabilities directly associated with assets held for sale	9	9
Other current liabilities	414	312
Total current liabilities	8,287	8,761
Total liabilities and group equity	29,406	29,474

Amounts may not add up due to rounding.

Condensed consolidated statements of cash flows

In millions of EUR

	January to June
	2023	2024
Cash flows from operating activities:
Net income (loss)	(591)	(546)
Results of discontinued operations - net of income tax	2	(142)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	615	638
Share-based compensation	34	38
Net loss (gain) on sale of assets	(11)	(2)
Interest income	(19)	(36)
Interest expense on debt, borrowings and other liabilities	122	130
Investments in associates, net of income taxes	62	94
Income taxes	28	449
Decrease (increase) in working capital:	(148)	(983)
Decrease (increase) in receivables and other current assets	330	(241)
Decrease (increase) in inventories	(233)	(141)
Increase (decrease) in accounts payable, accrued and other current liabilities	(245)	(601)
Decrease (increase) in non-current receivables and other assets	21	42
Increase (decrease) in other liabilities	(25)	(34)
Increase (decrease) in provisions	379	353
Other items	78	57
Interest received	15	35
Interest paid	(143)	(138)
Dividends received from investments in associates	8	7
Income taxes paid	(89)	(45)
Net cash provided by (used for) operating activities	337	(82)
Cash flows from investing activities:
Net capital expenditures	(216)	(318)
Purchase of intangible assets	(52)	(64)
Expenditures on development assets	(98)	(108)
Capital expenditures on property, plant and equipment	(161)	(158)
Proceeds from sales of property, plant and equipment	95	12
Net proceeds from (cash used for) derivatives and current financial assets	(64)	16
Purchase of other non-current financial assets	(56)	(61)
Proceeds from other non-current financial assets	33	23
Purchase of businesses, net of cash acquired	(64)	(1)
Net proceeds from sale of interests in businesses, net of cash disposed of	8	3
Net cash provided by (used for) investing activities	(359)	(338)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	25	(34)
Principal payments on short-term portion of long-term debt	(134)	(105)
Proceeds from issuance of long-term debt	33	699
Re-issuance of treasury shares
Purchase of treasury shares	(89)	(208)
Dividends paid to shareholders of Koninklijke Philips N.V.	(1)	(1)
Dividends paid to shareholders of non-controlling interests	(1)	(1)
Net cash provided by (used for) financing activities	(168)	350

Net cash provided by (used for) continuing operations	(189)	(70)

Net cash provided by (used for) discontinued operations	23	(17)

Net cash provided by (used for) continuing and discontinued operations	(166)	(86)
Effect of change in exchange rates on cash and cash equivalents	(47)	24
Cash and cash equivalents at the beginning of the period	1,172	1,869
Cash and cash equivalents at the end of the period	960	1,807

Amounts may not add up due to rounding.

Condensed consolidated statements of changes in equity

In millions of EUR

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
			reserves			other

Balance as of December 31, 2022	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283
Total comprehensive income (loss)			3	18	(390)	(592)		(961)	1	(960)
Dividend distributed	8	741				(816)		(68)	(1)	(69)
Transfer of reserve for equity investments at FVTOCI to retained earnings			4			(4)		-		-
Re-issuance of treasury shares		(26)				(21)	48	-		-
Forward contracts						(51)	(79)	(130)		(130)
Cancellation of treasury shares	-					-	-
Share-based compensation plans		34						34		34
Income tax share-based compensation plans		1						1		1
Balance as of June 30, 2023	186	5,776	(370)	16	1,476	5,348	(306)	12,126	34	12,160

Balance as of December 31, 2023	183	5,827	(390)	6	1,263	5,402	(262)	12,028	33	12,061
Total comprehensive income (loss)			2	6	382	(544)		(154)	3	(151)
Dividend distributed	6	762				(799)		(31)	(1)	(32)
Transfer of reserve for equity investments at FVTOCI to retained earnings			311		1	(311)		-		-
Re-issuance of treasury shares		(32)				(17)	49	-		-
Forward contracts						167	(167)	-		-
Cancellation of treasury shares	(1)					(166)	167
Share-based compensation plans		38						38		38
Income tax share-based compensation plans		2						2		2
Balance as of June 30, 2024	188	6,597	(78)	12	1,646	3,732	(213)	11,884	35	11,919

Amounts may not add up due to rounding.

Notes to the unaudited semi-annual condensed consolidated financial statements

Basis of preparation

These condensed consolidated financial statements for the six-month period ended June 30, 2024, have been prepared in accordance with IAS 34 'Interim Financial Reporting' as endorsed by the EU.

The condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these statements are to be read in conjunction with the Annual Report for the year ended December 31, 2023.

The condensed financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to the totals provided. Certain comparative-period amounts have been reclassified to conform to the current-period presentation.

Significant accounting policies

The significant accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Annual Report 2023, except for the adoption of amendments to standards which are also expected to be reflected in the company's consolidated financial statements for the year ending December 31, 2024. The amended standards did not have a material impact on the company's condensed consolidated financial statements. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective and endorsed.

Estimates

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions. In preparing these condensed financial statements, unless otherwise disclosed, the significant estimates and judgments made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2023.

Risk management

The Annual Report 2023 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those descriptions remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2024, Philips continues to expect global market conditions to remain highly uncertain and volatile due to geopolitical and macroeconomic factors, whether or not they are related to or caused by the Russia-Ukraine war and/or the current situation in Israel and the larger Middle East region. Philips observes a trend of geopolitical tensions and de-globalization that intensifies protectionism. Examples of protectionism measures are trade policies, tariffs, sanctions, local value creation and production requirements to obtain market access, custom duties, taxation, technology and data restrictions, cyberattacks, import or export controls, talent mobility restrictions, nationalization of assets, and restrictions on repatriation of returns from foreign investments. In addition, there is general uncertainty on the development of local regulations and compliance thereto. Philips observes this trend in the major markets in which it operates and has a particular concern on the development of the US-China relationship and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-related ones. Examples of general factors are an overall modest economic growth outlook and uncertainty around outlook on inflation, interest rates, government spending and consumer confidence and spending, and the emergence of economic impacts related to the climate crisis. Examples of healthcare-specific potential factors include rising uncertainty over the future direction of public healthcare policy and the risk of declining public investment in healthcare ecosystems.

Philips operates in a highly regulated product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g., FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)). The relevant rules and regulations continue to evolve, which may impose significant additional pre-market and post-market requirements. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations, and to keep strengthening the quality and continuous improvement culture we have built up. The improvement actions in these areas will continue to affect the company’s results.

Furthermore, the scope of Environmental, Social and Governance (ESG) disclosure requirements is significantly increasing in various jurisdictions, such as the EU Corporate Sustainability Reporting Directive (CSRD) that will apply to Philips as per the financial year 2024. Failure to (timely) meet these requirements could also trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation and brand or could adversely impact Philips’ financial condition or operating results.

For more information on uncertain future events, factors and circumstances see also Provisions and Contingencies.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity, or capital resources.

Seasonality

Under normal economic conditions, the Philips Group’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. For the Diagnosis & Treatment and Connected Care segments, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. For the Personal Health segment, sales are generally higher in the second half-year due to holiday sales and events. The segment Other is generally not materially affected by seasonality; however, the timing of intellectual property transactions may cause variation over the year.

Segment information

Philips' operating segments are Diagnosis & Treatment, Connected Care and Personal Health, each being responsible for the management of its business worldwide.

Sales and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	January to June
	2023				2024
	sales	sales incl. intercompany	Adjusted EBITA1)		sales	sales incl. intercompany	Adjusted EBITA1)
				as a % of sales				as a % of sales
Diagnosis & Treatment	4,125	4,382	486	11.8%	4,200	4,465	452	10.8%
Connected Care	2,553	2,559	121	4.7%	2,497	2,518	191	7.6%
Personal Health	1,634	1,671	216	13.2%	1,624	1,660	261	16.1%
Other	323	370	(11)		279	20	(21)
Inter-segment eliminations		(346)				(63)
Philips Group	8,636	8,636	812	9.4%	8,600	8,600	882	10.3%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Sales composition and disaggregation

Sales composition

in millions of EUR

	January to June
	2023	2024
Goods	5,809	5,768
Services	2,399	2,450
Royalties	239	212
Total sales from contracts with customers	8,446	8,430
Sales from other sources	190	170
Total sales	8,636	8,600

Disaggregation of Sales per segment

in millions of EUR

	January to June 2024
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,686	1,489	4,175	25	4,200
Connected Care	1,414	938	2,352	145	2,497
Personal Health	1,618	7	1,624		1,624
Other	127	152	279		279
Philips Group	5,845	2,586	8,430	170	8,600

Disaggregation of Sales per segment

in millions of EUR

	January to June 2023
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,649	1,450	4,099	27	4,125
Connected Care	1,486	903	2,390	163	2,553
Personal Health	1,630	5	1,634		1,634
Other	138	186	323		323
Philips Group	5,902	2,544	8,446	190	8,636

Sales and tangible and intangible assets

in millions of EUR

	sales1)		tangible and intangible assets2)
	January to June		December 31,	June 30,
	2023	2024	2023	2024
Netherlands	1,093	1,103	1,624	1,663
United States	3,520	3,479	11,410	11,628
China	715	651	234	237
Japan	486	465	407	373
Germany	280	303	348	366
Other countries	2,541	2,599	1,527	1,525
Philips Group	8,636	8,600	15,550	15,792
1) Sales per country is reported based on country of origin. 2) Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill.

More segment information can be found in the Information by segment and main country in the Annual Report 2023.

Investments in associates

Investments in associates decreased from EUR 381 million as of December 31, 2023, to EUR 289 million as of June 30, 2024. The decrease is mainly due to the share of negative results (EUR 11 million) and impairment of associates (EUR 85 million), recorded within Investments in associates, net of income taxes, in the condensed consolidated statements of income.

Other business income and expenses

In Q1 2024 Philips recorded a provision of EUR 982 million as part of other business expenses in connection with the settlement of the Respironics personal injury litigation and the medical monitoring class action in the US (refer to Provisions).

In Q2 2024 Philips Respironics recorded insurance income of EUR 538 million in connection with the agreement with insurers to partially reimburse the Respironics recall-related product liability claims. This income was recognized in Q2 2024 as part of other business income. In Q2 2024, Philips received EUR 150 million, and the remainder of the insurance receivables of EUR 389 million is expected to be received in the second half of 2024.

In Q1 2023, Philips Respironics recorded a EUR 575 million provision as part of other business expenses in connection with the anticipated resolution of the economic loss-related class action in the US.

Income taxes

For the six months ended June 30, 2024, income tax expense increased by EUR 422 million year-on-year, from EUR 27 million to EUR 449 million. This increase is mainly due to higher income for the group and higher de-recognition of deferred tax assets in the US.

The income tax expense was not materially impacted by the Global Minimum Tax (Pillar Two) legislation.

Discontinued operations

For the six months ended June 30, 2024, discontinued operations included a tax benefit of EUR 142 million relating to tax audit settlements of prior years.

Goodwill

Goodwill increased by EUR 277 million due to positive currency translation in the six months ended June 30, 2024. Goodwill is allocated to groups of cash-generating units (CGUs) and tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. Following restructuring announced in Q2 2024, a goodwill impairment test was performed for S&RC, which did not result in an impairment.

Equity

As of June 30, 2024, the issued and fully-paid share capital consists of 939,939,384 common shares, each share having a par value of EUR 0.20, and the total number of treasury shares amounted to 5,822,320, which were purchased at an average price of EUR 36.65 per share.

On May 7, 2024, the General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in common shares, against the retained earnings of the company. Subsequently, Philips issued and distributed a total number of 30,860,582 new common shares in May 2024, representing a total value of EUR 768 million (including costs). Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

The following table shows the movements in the outstanding number of shares:

Philips Group

Outstanding number of shares

	January to June
	2023	2024
Balance as of January 1	881,480,527	906,403,156
Dividend distributed	39,334,938	30,860,582
Purchase of treasury shares	(2,100,000)	(4,437,164)
Delivery of treasury shares	1,369,147	1,290,490
Balance as of June 30	920,084,612	934,117,064

In the first six months of 2024, the company delivered a total of 1,290,490 treasury shares to satisfy certain obligations under its share-based remuneration plans.

Philips acquired a total of 4,437,164 shares through the settlement of forward contracts, resulting in EUR 167 million additional treasury shares. These forward contracts were entered into in connection with the completed EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021. In June 2024, all of the shares acquired during the first half-year were cancelled.

The increase in the currency translation reserve by EUR 384 million mainly relates to the movements of USD versus EUR in the six months ended June 30, 2024.

EUR 311 million was transferred from the reserve for equity investments at fair value through OCI to retained earnings following the final dissolution or sale of related investments in the first six months of 2024.

Debt

As of June 30, 2024, Philips had total debt of EUR 8,265 million. The majority of the debt consisted of EUR 6,629 million of public EUR and USD bonds with a weighted average interest rate of 3.1%, EUR 224 million of forward contracts for share repurchases, and EUR 1,113 million of lease liabilities. The debt position includes the new bond issuance of EUR 700 million in Q2 2024, which will be used for repayment of debt in 2024 and 2025.

Long-term debt was EUR 7,137 million, an increase of EUR 101 million, and short-term debt was EUR 1,129 million, an increase of EUR 475 million compared to December 31, 2023. The increase in total debt of EUR 576 million is mainly due to the new bond issuance in Q2 2024, partially offset by repayments of forward contracts for share repurchases.

Provisions

Long-term provisions decreased by EUR 74 million and short-term provisions increased by EUR 493 million, respectively, during the six months ended June 30, 2024. The increase in short-term provisions was mainly due to the addition to the legal provision in connection with the settlement of the Respironics personal injury litigation and the medical monitoring class action in the US of EUR 982 million, which was partially offset by utilizations of provisions, mainly EUR 415 million from the economic loss-related class action in the US and EUR 97 million from the Respironics field action, respectively.

Respironics field action provision

On June 14, 2021, Philips subsidiary Philips Respironics initiated a voluntary recall notification in the United States and field safety notice outside the US for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. The remediation is progressing globally.

Philips has recognized a provision based on Philips’ best estimate of remediation costs. As of June 30, 2024, the remaining provision amounted to EUR 226 million, reflecting utilizations during the year of EUR 104 million.

The completion of the field action continues to be subject to uncertainty, which requires management to make estimates and assumptions about the costs of remediation activities.

Further to the above, field-action running costs during the year of EUR 72 million (2023: EUR 106 million), such as testing, external advisory and regulatory response and additional right-of-return and warranty provisions, have been incurred.

Legal provisions

Philips is a defendant in a number of consumer class-action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims. In the US, an economic loss class action, a medical monitoring class action and personal injury claims have been filed. In the six months ended June 30, 2023, Philips Respironics recorded a EUR 575 million provision in connection with the economic loss class action in the US. In the first half of 2024 EUR 415 million was paid.

In 2024, Philips reached a settlement agreement to resolve the personal injury litigation and the medical monitoring class action in the US. Philips and Philips Respironics do not admit any fault or liability, or that any injuries were caused by Respironics’ devices. Under the settlement, Philips Respironics has agreed to pay a total of USD 1.1 billion. The related payments are expected in 2025 and will be funded from Philips’ cash flow generation.

For legal matters including claims refer to Contingencies.

Contingencies

Legal proceedings

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution.

While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows.

Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2023 are described below. For more information on these matters including the company’s assessment of each matter, reference is made to the Annual Report 2023.

Public investigations

In February 2023, the company received a statement of objections from the French Competition Authority (FCA) initiating a formal investigation to verify whether the company and certain other manufacturers of small domestic appliances breached antitrust rules in France in the period 2009-2014 through the alleged exchange of commercially sensitive information. The company denies any allegations in this regard and is defending itself against possible enforcement actions. Philips presented its defense to the FCA during the oral hearings in the first half of 2024 and is now awaiting the final decision of the FCA. It is the company’s assessment that it is possible but not probable that this matter could lead to an outflow of economic resources. The company is not able to reliably estimate the financial impact, if any, and no provision has been recognized as of June 30, 2024.

Respironics recall

On June 14, 2021, Philips’ subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the United States and field safety notice outside the United States for specific Philips Respironics CPAP, Bi-Level PAP, and mechanical ventilator devices (the “Respironics Recall”).

Consent decree and DoJ investigation

In the first half of 2024, Philips Respironics reached an agreement with the US Department of Justice (DoJ), acting on behalf of the US Food and Drug Administration (FDA), regarding the terms of a consent decree to resolve the identified issues in relation to the Respironics Recall. The consent decree was entered by the court in April 2024.

In April 2022, the DOJ issued a subpoena to Philips Respironics in relation to the events leading up to the Respironics Recall. Philips Respironics has continued to respond to the information requests in the subpoena. The company is not able to reliably estimate the financial impact, if any.

Product liability claims

Following the Respironics Recall, a number of civil complaints have been filed in several jurisdictions against Philips Respironics and certain of its affiliates (including the company) generally alleging economic loss, personal injury and/or the potential for personal injury allegedly caused by devices subject to the recall.

In 2023, Philips Respironics entered into a settlement agreement to resolve the US economic loss class action for which a EUR 575 million provision was recognized in the first quarter of 2023. On April 25, 2024, the settlement agreement received final approval from the US District Court for the Western District of Pennsylvania. The settlement agreement has now become final and non-appealable.

In the first half of 2024, Philips Respironics entered into settlement agreements to resolve the personal injury litigation and medical monitoring class action in the US. Under the settlement agreements, Philips Respironics has agreed to pay a total of USD 1,075 million to resolve the personal injury claims and USD 25 million to resolve the medical monitoring class action.

Under the personal injury settlement agreement, Philips Respironics has the right to terminate this settlement agreement if less than 95% of eligible claimants with qualifying injuries participate in the settlement. The deadline for personal injury claimants to register for the settlement is December 10, 2024. For any individuals who still wish to pursue litigation, they will be the subject of case management orders that set strict terms and deadlines, including for expert reports. Non-compliance by such individuals may result in dismissal of their claims. The personal injury settlement agreement is not subject to court approval.

The medical monitoring settlement received preliminary approval from the District Court for the Western District of Pennsylvania on June 27, 2024, with a final approval hearing scheduled for October 30, 2024. The effectiveness of the medical monitoring settlement is subject to court approval.

In connection with the settlements, Philips and Philips Respironics do not admit any fault or liability, or that any injuries were caused by Respironics’ devices.

On July 4, 2024, a group of lawyers announced they filed a product liability lawsuit in Italy on behalf of users of Respironics devices in Europe, allegedly claiming personal injury related damages. Philips has not yet been served with the complaint and is therefore not yet able to assess the merits of the alleged claim.

In the first half of 2024, the company also reached an agreement with its product liability insurance carriers regarding their contribution to the Respironics recall-related product liability exposure. Q2 2024 includes EUR 538 million insurance income related to this agreement, of which EUR 150 million had been received as of June 30, 2024.

Securities claims

In August 2021, a securities class action was filed against the company in the US District Court for the Eastern District of New York alleging disclosure deficiencies in relation to the Respironics Recall. The court held a hearing on the company’s motion to dismiss in April 2024 and the court is now expected to decide on the motion to dismiss.

Following earlier requests for information from the US Securities and Exchange Commission (SEC), in March 2024, the company received a subpoena from the SEC relating to the Respironics Recall and compliance with relevant securities laws. The investigation is not an indication that the SEC or its staff have determined that any violations of law have occurred. The company is fully cooperating with the investigation.

Related-party transactions

On August 14, 2023, it was announced that Exor N.V. acquired a 15% minority stake in Philips shares and entered into a relationship agreement with the company. Pursuant to the relationship agreement with the company, Exor N.V. proposed one member to the Supervisory Board, which was confirmed at the 2024 Annual General Meeting of Shareholders on May 7, 2024. From this date, Exor is considered a related party for reporting purposes. Exor has agreed to maintain its shareholding of at least 15% up to 20% for 3 years from August 13, 2023. Exor increased its shareholding to 17.5% as of June 30, 2024.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance at June 30, 2024
Financial assets
Carried at fair value:
Debt instruments	223	223			223
Equity instruments	2	2			2
Other financial assets	53	53		36	17
Financial assets carried at FVTPL	278	278		36	242
Debt instruments	27	27		27
Equity instruments	232	232	5		227
Current financial assets	6	6			6
Receivables - current
Financial assets carried at FVTOCI	266	266	5	27	233
Derivative financial instruments	71	71		61	10
Financial assets carried at fair value	614	614	5	125	485

Carried at (amortized) cost:
Cash and cash equivalents	1,807
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	84
Receivables - current	3,831
Receivables - non-current	156
Financial assets carried at (amortized) cost	5,879
Total financial assets	6,493

Financial liabilities
Carried at fair value:
Contingent consideration	(119)	(119)			(119)
Financial liabilities carried at FVTPL	(119)	(119)			(119)
Derivative financial instruments	(44)	(44)		(44)
Financial liabilities carried at fair value	(164)	(164)		(44)	(119)

Carried at (amortized) cost:
Accounts payable	(1,850)
Interest accrual	(64)
Debt (corporate bonds and leases)	(7,743)	(8,866)	(7,753)	(1,113)
Debt (excluding corporate bonds and leases)	(522)
Financial liabilities carried at (amortized) cost	(10,180)
Total financial liabilities	(10,343)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, Interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance as of December 31, 2023
Financial assets
Carried at fair value:
Debt instruments	226	226			226
Equity instruments	2	2			2
Other financial assets	56	56		34	22
Financial assets carried at FVTPL	284	284		34	250
Debt instruments	27	27		26
Equity instruments	231	231	14		217
Current financial assets	3	3			3
Receivables - current	32	32			32
Financial assets carried at FVTOCI	293	293	14	26	253
Derivative financial instruments	48	48		48
Financial assets carried at fair value	624	624	14	108	503

Carried at (amortized) cost:
Cash and cash equivalents	1,869
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	77
Receivables - current	3,701
Receivables - non-current	193
Financial assets carried at (amortized) cost	5,840
Total financial assets	6,465

Financial liabilities
Carried at fair value:
Contingent consideration	(115)	(115)			(115)
Financial liabilities carried at FVTPL	(115)	(115)			(115)
Derivative financial instruments	(43)	(43)		(43)
Financial liabilities carried at fair value	(158)	(158)		(43)	(115)

Carried at (amortized) cost:
Accounts payable	(1,917)
Interest accrual	(76)
Debt (corporate bonds and finance leases)	(6,969)	(6,798)	(5,724)	(1,074)
Debt (excluding corporate bonds and finance leases)	(721)
Financial liabilities carried at (amortized) cost	(9,682)
Total financial liabilities	(9,840)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, Interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

The following table shows the reconciliation from the beginning balance to the ending balance for Level 3 fair value measurements.

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities

Balance as of December 31, 2023	503	115
Acquisitions
Purchase	52
Sales	(32)
Utilizations
Recognized in profit and loss:
Other business income and expenses		2
Financial income and expenses	(16)	1
Recognized in other comprehensive income1)	11	2
Receivables held to collect and sell	(32)
Reclassification
Balance as of June 30, 2024	485	119
1) Includes translation differences

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to keep pace with the changing health technology environment; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; challenges in simplifying our organization and our ways of working; the resilience of our supply chain; attracting and retaining personnel; challenges in driving operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; and global inflation. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2023. Reference is also made to section Risk management in the Philips semi-annual report 2024.

Third-party market share data

Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2023.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2023. Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Effective Q1 2024, Philips has revised the order intake policy to reflect the full contract value for software contracts that start generating revenue within an 18-month horizon, instead of only the next 18-months-to-revenue horizon. This change has been implemented to better align with the specific business model of our software businesses, simplify the order intake process, and better align with peers. Prior-period comparable order intake percentages have been restated accordingly. This revision has not resulted in any material changes to the order intake percentages for the periods presented.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in the second quarter of 2024 in connection with the 2023 share dividend.

*) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Philips statistics

in millions of EUR unless otherwise stated

	2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,167	4,470	4,471	5,062	4,138	4,462
Nominal sales growth	6%	7%	4%	(7)%	(1)%	0%
Comparable sales growth1)	6%	9%	11%	(1)%	2%	2%
Comparable order intake2)	(5)%	(8)%	(7)%	(4)%	(4)%	9%
Gross margin	1,755	1,961	1,933	1,798	1,815	1,989
as a % of sales	42.1%	43.9%	43.2%	35.5%	43.9%	44.6%
Selling expenses	(1,079)	(1,112)	(1,114)	(1,220)	(1,096)	(1,127)
as a % of sales	(25.9)%	(24.9)%	(24.9)%	(24.1)%	(26.5)%	(25.3)%
G&A expenses	(158)	(157)	(150)	(143)	(136)	(158)
as a % of sales	(3.8)%	(3.5)%	(3.4)%	(2.8)%	(3.3)%	(3.5)%
R&D expenses	(528)	(468)	(445)	(449)	(419)	(424)
as a % of sales	(12.7)%	(10.5)%	(10.0)%	(8.9)%	(10.1)%	(9.5)%
Income from operations	(583)	221	224	24	(824)	816
as a % of sales	(14.0)%	4.9%	5.0%	0.5%	(19.9)%	18.3%
Net income	(665)	74	90	38	(998)	452
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.70)	0.07	0.10	0.04	(1.07)	0.33
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.20	0.27	0.32	0.40	0.25	0.30
EBITA1)	(510)	292	294	106	(751)	876
as a % of sales	(12.2)%	6.5%	6.6%	2.1%	(18.1)%	19.6%
Adjusted EBITA1)	359	453	456	653	388	495
as a % of sales	8.6%	10.1%	10.2%	12.9%	9.4%	11.1%
Adjusted EBITDA1)	575	681	692	896	609	733
as a % of sales	13.8%	15.2%	15.5%	17.7%	14.7%	16.4%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

Philips statistics

in millions of EUR unless otherwise stated

	2023				2024
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,167	8,636	13,107	18,169	4,138	8,600
Nominal sales growth	6%	7%	6%	2%	(1)%	0%
Comparable sales growth1)	6%	8%	9%	6%	2%	2%
Comparable order intake2)	(5)%	(7)%	(7)%	(6)%	(4)%	3%
Gross margin	1,755	3,717	5,650	7,448	1,815	3,804
as a % of sales	42.1%	43.0%	43.1%	41.0%	43.9%	44.2%
Selling expenses	(1,079)	(2,191)	(3,304)	(4,524)	(1,096)	(2,223)
as a % of sales	(25.9)%	(25.4)%	(25.2)%	(24.9)%	(26.5)%	(25.8)%
G&A expenses	(158)	(315)	(465)	(608)	(136)	(294)
as a % of sales	(3.8)%	(3.6)%	(3.5)%	(3.3)%	(3.3)%	(3.4)%
R&D expenses	(528)	(996)	(1,441)	(1,890)	(419)	(843)
as a % of sales	(12.7)%	(11.5)%	(11.0)%	(10.4)%	(10.1)%	(9.8)%
Income from operations	(583)	(362)	(139)	(115)	(824)	(8)
as a % of sales	(14.0)%	(4.2)%	(1.1)%	(0.6)%	(19.9)%	(0.1)%
Net income	(665)	(591)	(501)	(463)	(998)	(546)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.70)	(0.62)	(0.52)	(0.48)	(1.07)	(0.74)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.20	0.48	0.81	1.21	0.25	0.56
EBITA1)	(510)	(217)	77	183	(751)	125
as a % of sales	(12.2)%	(2.5)%	0.6%	1.0%	(18.1)%	1.5%
Adjusted EBITA1)	359	812	1,268	1,921	388	882
as a % of sales	8.6%	9.4%	9.7%	10.6%	9.4%	10.3%
Adjusted EBITDA1)	575	1,256	1,949	2,845	609	1,342
as a % of sales	13.8%	14.5%	14.9%	15.7%	14.7%	15.6%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	881,539	920,085	915,987	906,403	904,257	934,117
Shareholders' equity per common share in EUR	13.99	13.18	13.84	13.27	12.56	12.72
Net debt : group equity ratio1)	36:64	37:63	36:64	33:67	36:64	35:65
Total employees	73,712	71,519	70,741	69,656	69,062	68,701
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

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